Exhibit 99.1

SHARYLAND UTILITIES, L.P.

Financial Statements

December 31, 2014 and 2013

(With Report of Independent Auditors Thereon)

AUDIT REPORT

Report of Independent Auditors

The Partners

Sharyland Utilities, L.P.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Sharyland Utilities, L.P. (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, partners’ capital, and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharyland Utilities, L.P. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

March 5, 2015

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2014	2013
Assets

Property, Plant and Equipment – net	$1,230,171	$1,076,219

Current Assets
Cash and cash equivalents	7,383	8,379
Accounts receivable, net	33,580	28,240
Due from affiliates	32,292	31,256
Prepayments and other current assets	1,695	1,108

Total current assets	74,950	68,983

Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	38,834	37,345

Total Assets	$1,345,055	$1,183,647

Partners’ Capital (Deficit) and Liabilities
Partners’ Capital (Deficit)
General partner	$26	$(131)
Limited partner	7,413	(8,145)

Total partners’ capital (deficit)	7,439	(8,276)

Long Term Financing Obligation	1,218,558	1,074,316
Regulatory Liabilities	3,505	1,421
OPEB and Other Liabilities	9,006	10,881

Total Capitalization	1,238,508	1,078,342

Commitments and Contingencies	—	—

Current Liabilities
Accounts payable and accrued liabilities	49,926	49,896
Purchased power payable	—	8,241
Current portion of financing obligation	32,480	33,974
Due to affiliates	21,999	11,879
Current state margin tax payable	2,142	1,315

Total current liabilities	106,547	105,305

Total Partners’ Capital (Deficit) and Liabilities	$1,345,055	$1,183,647

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

	Years Ended December 31,
	2014	2013

Revenues	$289,957	$217,523

Operating Expenses
Purchased power	58,462	100,207
Distribution expense	25,970	22,394
Transmission expense	17,805	4,721
General and administrative expense	36,149	18,064
Depreciation and amortization	28,306	21,360

Total operating expenses	166,692	166,746

Operating Income	123,265	50,777

Other Expense - Net
Interest expense, net	(107,717)	(50,097)
Other income	404	671
Tax reimbursements for contributions in aid of construction	1,734	1,488

Total other expense - net	(105,579)	(47,938)

Net Income Before Income Taxes	17,686	2,839

Income Tax Expense	1,971	1,287

Net Income	$15,715	$1,552

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital (Deficit)

Years Ended December 31, 2014 and 2013

(In thousands)

	General Partner	Limited Partner	Total Partners’ Capital (Deficit)
Balance at December 31, 2012	(127)	(9,681)	(9,808)
Partners distributions	(20)	—	(20)
Net income	16	1,536	1,552

Balance at December 31, 2013	$(131)	$(8,145)	$(8,276)
Net Income	157	15,558	15,715

Balance at December 31, 2014	$26	$7,413	$7,439

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2014	2013

Cash Flows from Operating Activities
Net income	$15,715	$1,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,689	21,360
Amortization of deferred costs	617	54
Expensing of prior rate case costs (See note 5)	478	931
Changes in assets and liabilities:
Short-term investments	—	623
Prepayments and other current assets	(587)	(147)
Accounts receivable	(5,340)	(11,499)
Due from affiliates	(1,036)	(22,658)
Accounts payable, accrued liabilities and other	1,565	21,988
Purchased power payable	(8,241)	1,028
Due to affiliates	10,120	8,523
State margin tax payable	827	466
Deferred charges - regulatory assets and liabilities	(3,910)	(3,501)

Net cash provided by operating activities	37,897	18,720

Cash Flows from Investing Activities
Additions to general plant	(4,137)	(3,206)

Net cash used in investing activities	(4,137)	(3,206)

Cash Flows from Financing Activities
Partners’ distributions	—	(20)
Repayments of financing obligation	(34,756)	(14,307)

Net cash used in financing activities	(34,756)	(14,327)

Net (decrease) increase in cash and cash equivalents	(996)	1,187
Cash and cash equivalents at beginning of period	8,379	7,192

Cash and Cash Equivalents at end of period	$7,383	$8,379

Supplemental disclosure of cash flow information
Cash paid for interest	$97,156	$41,447

Cash paid for margin taxes	$1,142	$795

Noncash change in regulatory pension costs	$3,410	$4,157

Noncash financing obligations incurred	$177,504	$374,804

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(1)	Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas.

The Partnership currently serves over 50,000 electric delivery points in 29 counties throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties. The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system 305 miles in length through SU FERC, L.L.C. (SU FERC) (the sole subsidiary) and through a 300 megawatt (MW) high-voltage direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); and a 298 mile 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas.

On December 30, 2013, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) purchased from Southwestern Public Service Company, a subsidiary of Xcel Energy, two existing 345 kV transmission lines totaling approximately 66 miles and two substations located near Stanton, Texas for approximately $37.1 million. The application for sale, transfer or merger (STM) was approved by the PUCT under Docket No. 41430. The Partnership began making plans to move this asset into operations, with the west line scheduled to be in service in May of 2015 and the north line scheduled to be in service in October of 2015, at which time it will be incorporated in the existing lease agreements. As of December 31, 2014 and 2013 these transmission lines are included on the Consolidated Balance Sheets under property, plant and equipment - net as leased system held for future use.

On August 17, 2012, the Public Utility Commission of Texas (PUCT) approved the retail competition plan filed by the Partnership that transitioned its Stanton, Brady, and Celeste service territories to retail electric competition starting on May 1, 2014. The Partnership’s retail customers in these service territories previously did not have the option to purchase their power in the competitive retail electric markets. Their electric rates were regulated and set by the PUCT. In order to receive new “wires only” rates to serve these customers, the Partnership filed a rate case using 2012 “test year” data on May 31, 2013 under Docket No. 41474. During the year of 2013, the rate case was litigated, and a final settlement was reached and rates were approved by the PUCT at its meeting held on January 23, 2014. These new rates went into effect as each customer’s meters were read after May 1, 2014. In addition, to achieve this movement of customers, the Partnership constructed various interconnections with the Electric Reliability Council of Texas (ERCOT) System and disconnected from the Southwest Power Pool (SPP) System in December of 2013.

On January 29, 2009, the PUCT designated the Partnership as one of the Transmission Service Providers (TSPs) to construct and operate the transmission facilities necessary to deliver the electricity generated from renewable energy sources in the Texas Panhandle and South Plains as part of the Competitive Renewable Energy Zone (CREZ) initiative. In 2013, this project was completed in phases with the facilities being energized in April, August and the final segments in November. After each phase, the Partnership filed for rate recovery (i.e. Interim Transmission Cost of Service (TCOS) filing) on segments energized. The first interim TCOS filing was submitted to the PUCT on April 30, 2013 (Docket No. 41438) with approval received on June 19, 2013, the second was filed on August 27, 2013 (Docket No. 41794) with approval received on October 17, 2013 and the final interim TCOS filing for major CREZ related assets was made on January 2, 2014 (Docket No. 42133) with approval received from the PUCT on February 25, 2014.

The Partnership leases all of its transmission and distribution assets from a related party, SDTS and its subsidiaries SDTS FERC, L.L.C. (SDTS FERC) and Sharyland Projects, L.L.C. (SPLLC), under Master Lease Agreements. See Note 2.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

The Partnership changed its presentation of the 2013 Consolidated Balance Sheet and Statement of Cash Flows by reclassifying the impact of regulatory liabilities out of accounts payable and accrued liabilities for comparative purposes.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) require management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Regulatory

The Partnership accounts for their regulated operations in accordance with applicable regulatory accounting guidance under Accounting Standards Codification (ASC) Topic 980 – Regulated Operations. The economic effects of regulation can result in a regulated partnership recording assets for costs that have been or are expected to be approved for recovery from customers in a future period or recording liabilities for amounts that are expected to be returned to customers in the rate-making process in a period different from the period in which the amounts would be recorded by an unregulated enterprise. Accordingly, the Partnership records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. Regulatory assets and liabilities are amortized consistent with the treatment of the related cost in the ratemaking process. Management assesses whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes, recent rate orders applicable to other regulated entities and the status of any pending or potential legislation. Additionally, management assesses whether any regulatory liabilities have been incurred. Management believes the existing regulatory assets are probable of recovery and that no other regulatory liabilities, other than those recorded, have been incurred. These regulatory assets and liabilities are primarily classified in the Consolidated Balance Sheets as deferred charges – regulated assets, net and regulatory liabilities, respectively.

The PUCT has designated certain tariffs Transmission Cost Recovery Factor (TCRF) and Energy Efficiency Cost Recovery Factor (EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are, deferred as either a regulatory asset or liability. Accordingly, at prescribed intervals, future tariffs are adjusted to repay regulatory liabilities or collect the regulatory assets.

For regulatory purposes the operations of SULP and the assets of SDTS are viewed as one set for regulatory reporting. The Partnership cannot be removed from an operational capacity without prior approval from the PUCT.

(e)	Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

(f)	Property, Plant, and Equipment - net

Property, plant and equipment is stated at the original cost of acquisition or construction, which may include the cost of contracted services, direct labor, materials, acquisition adjustments, capitalized interest and overhead items. The Partnership leases transmission and distribution assets from SDTS. See Note 2.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

When property is retired, the cost of such property, less salvage, is removed from property, plant and equipment and charged to accumulated depreciation.

Maintenance and repairs are charged to expense. Betterments and improvements of assets subject to leases are billed to the lessor and reimbursed in accordance with the lease agreements. Betterments and improvements not subject to leases are capitalized. See Note 2 for more information.

As a result of the settlement of the Partnership’s rate case approved by the PUCT under Docket No. 41474, effective May 1, 2014, provision for depreciation on property plant and equipment is computed using composite straight-line rates as follows:

Transmission plant	1.29	% — 2.16%
Distribution plant	1.56	% — 4.97%
General plant	0.80	% — 5.12%

(g)	Impairment of Long-lived Assets

The Partnership evaluates impairment of its long-lived assets (including regulatory assets) and certain intangible assets annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable through the expected future cash flows. Regulatory assets are charged to expense in the period in which they are no longer probable of future recovery.

(h)	Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less liabilities assumed. Goodwill is not amortized and it is tested for impairment annually or more frequently if events or changes in circumstances arise. As of December 31, 2014 and 2013, approximately $1.1 million of goodwill was recorded in the Partnership’s Consolidated Balance Sheets.

(i)	Investments

The Partnership accounts for its 10 percent investment in SDTS using the cost method. The Partnership has no value assigned to this investment. At this time, the Partnership has the right of distribution only after the majority owner’s return of capital.

(j)	Income Taxes

The Partnership records no federal income taxes since these taxes are the responsibility of individual partners. The Partnership is subject to the gross margin tax enacted by the State of Texas. The Partnership recorded a margin tax expense of approximately $2.0 million and $1.3 million during the years ended December 31, 2014 and 2013, respectively. The Partnership has no deferred tax assets or liabilities as of December 31, 2014 or 2013.

(k)	Revenue Recognition

The Partnership records revenue based on amounts billed to customers and unbilled amounts based upon an estimate of the revenues to be received for service delivered from the latest billing through the end of the period.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

Accounts receivable consist primarily of trade receivables from customers. In the normal course of business, credit is extended to customers on a short-term basis. The Partnership provides an allowance for doubtful accounts receivable that are estimated to be uncollectible based on our collection experience.

As of December 31, 2014 and 2013, the allowance for doubtful accounts was approximately $646,000 and $84,000, respectively. Bad debt expense for the years ended December 31, 2014 and 2013 was approximately $779,000 and $162,000, respectively. Under a PUCT rule relating to the certification of retail electric providers (REP), write-off of uncollectible amounts owed by REPs are deferred as regulatory assets. After May 1, 2014, the day after the move to competition, no amounts have been deemed uncollectable on the consolidated financial statements. The remaining balance of allowance for doubtful accounts as of December 31, 2014 and bad debt expense recorded during the years ended December 31, 2014 and 2013 relate to distribution customers before the move to competition.

Unbilled accounts receivable is comprised of estimated amounts of energy and services delivered from the latest billing through the end of the period. Unbilled revenue of approximately $6.0 million and $3.7 million is included in accounts receivable as of December 31, 2014 and 2013, respectively.

(l)	Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Partnership follows ASC 820 in its valuation of its marketable securities. ASC 820 defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 classifies the levels used to measure fair value into the following hierarchy:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuations based on one or more quoted prices in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs that are observable other than quoted prices for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. See Note 11.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(m)	Purchased Power Costs

Prior to May 1, 2014, the day before the move to competition, the Partnership accrued for its purchased power costs based on actual usage for the period. The Partnership’s previous tariffs for electric service included power cost recovery clauses under which electric rates charged to retail customers were adjusted monthly to collect actual purchased power costs incurred in providing service. See Note 9.

(n)	Recently issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers. ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning January 1, 2017. Early application is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt ASU 2014-909. The amendment creates a new ASC Topic 606, Revenue from Contracts with Customers, which supersedes revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 requires that an entity recognize revenues as performance obligations embedded in sales agreements with customers until they are satisfied by the entity. The Partnership is assessing the effects of the application of the new guidance and has not determined the impact this standard may have on its consolidated financial statements, and the method of adoption.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(2)	Master Lease Agreements

The Partnership leases all of its Transmission and Distribution (T&D) assets from related parties, SDTS and its subsidiaries, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the T&D assets and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the T&D assets. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

The MLA, as amended, expire at various dates from December 31, 2015 through December 31, 2022. Each agreement includes annual base payments while all but one agreement include additional payments based upon percentage of revenue earned by the Partnership on the leased assets in excess of specified thresholds, which decrease over the term of the MLA. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements. Fixed payments were approximately $110.9 million and $56.7 million for the years ended December 31, 2014 and 2013, respectively.

The Partnership’s lease agreements include a rent validation after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership has estimated additional fixed payments of approximately $2.4 million will be due in 2015 and that the Partnership will be due approximately $2.5 million for over payments of variable payments associated with the year ended December 31, 2014.

The leases are subject to failed sale-leaseback accounting. See Note 3.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants as of December 31, 2014.

(3)	Failed Sale Leaseback – Financing Obligation

The Partnership leases all of its T&D assets from related parties, SDTS and its subsidiaries. SDTS has legal title to the T&D assets. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all master lease agreements, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.2 billion and $1.1 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of December 31, 2014 and 2013, respectively. Approximately $32.5 million and $34.0 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of December 31, 2014 and 2013, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

Included in interest expense is interest on the failed sale-leaseback (financing). Interest expense on failed sale-leaseback (financing) was approximately $107.6 million and $49.6 million for the years ended December 31, 2014 and 2013, respectively. The fixed portion of the failed sale-leaseback interest expense was approximately $78.7 million and $34.3 million for the years ended December 31, 2014 and 2013, respectively. The variable portion of the failed sale-leaseback (financing) interest expense was approximately $28.9 million and $15.3 million for the years ended December 31, 2014 and 2013, respectively.

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounts for lease payments to the lessor as a financing obligation. Payments on the long-term financing obligation for the years ended December 31, 2014 and 2013 were approximately $34.8 million and $14.3 million, respectively.

Future payments of the financing obligation as of December 31, 2014 are as follows:

(In thousands)	Total
Year Ending December 31:
2015	$32,480
2016	19,039
2017	14,224
2018	12,195
2019	10,424
Thereafter	1,021,244

Total financing obligation	1,109,606
Less current portion of financing obligation	(32,480)
Leased system under construction obligation	117,639
Lease deferral (Note 5)	23,793

Long-term lease obligation	$1,218,558

The Partnership recorded depreciation expense of approximately $25.6 million and $19.3 million for the years ended December 31, 2014 and 2013, respectively, related to the assets accounted for in accordance with failed sale-leaseback.

(4)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at December 31, 2014 and 2013 are as follows:

(In thousands)	2014	2013
Property, plant and equipment
Leased system	$1,300,411	$1,132,951
General plant	24,756	20,802

	1,325,167	1,153,753
Construction Work in Progress:
Leased system under construction	80,521	70,477
Leased system held for future use	37,118	37,118
General plant	229	612

	117,868	108,207
Other	79	148

Total Property, plant and equipment	1,443,114	1,262,108
Accumulated Depreciation - Leased system	(199,112)	(173,495)
Accumulated Depreciation - General plant	(13,831)	(12,394)

Property, Plant, and Equipment - net	$1,230,171	$1,076,219

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

See Note 3 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(5)	Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process. The table below provides detail of other deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of December 31, 2014 and 2013.

Net deferred costs recoverable in future years as of December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred financing costs	$1,069	$(267)	$802	$1,069	(214)	$855
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	5,158	(111)	5,047	5,249	—	5,249
Postretirement benefit costs	784	—	784	4,194	—	4,194
Study costs	3,587	(373)	3,214	3,106	—	3,106
Under-recovered TCRF	3,172	—	3,172	—	—	—
Transition to competition	1,934	(80)	1,854	148	—	148
Advanced metering costs	168	—	168	—	—	—

Net deferred charges and regulatory assets	$39,665	$(831)	$38,834	$37,559	$(214)	$37,345

The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014. In addition to those costs, the recovery of the 2013 rate case expenses was proposed under a separate docket – PUCT Docket No. 41723. As a result of the 2013 rate case, the Partnership recognized a write off of approximately $478,000 and $931,000 in regulatory assets during the year ended December 31, 2014 and 2013, respectively.

The inception operating costs of approximately $23.8 million at December 31, 2014 and 2013 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. If the Partnership is successful in recovery of such costs in future rates, provisions of the master lease agreement with SDTS will be adjusted to compensate SDTS for cost recovery. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

Regulatory Liabilities

Regulatory liabilities represent probable future refunds associated with the over-recovery of costs from customers through the regulatory ratemaking process. As of December 31, 2014 and 2013, approximately $3.5 million and $1.4 million, respectively, are included in regulatory liabilities on the Consolidated Balance Sheets. The following table provides a detail of the regulatory liabilities.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

	December 31,
	2014	2013
(In thousands)	Carrying Amount	Carrying Amount
Power cost recovery factor (Note 9)	$1,830	$748
Energy efficiency cost recovery factor	1,307	673
Postretirement benefits collections	368	—

Regulatory liabilities	$3,505	$1,421

(6)	Related-Party Transactions

The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $132.0 million and $56.7 million during the years ended December 31, 2014 and 2013, respectively.

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment related to its existing asset build out on the T&D assets from SDTS of approximately $182.6 million and $132.9 million for the years ended December 31, 2014 and 2013, respectively. These costs are included on the Consolidated Balance Sheet under property, plant and equipment - net as leased system.

The Partnership received payments of approximately $5.9 million and $3.1 million during the years ended December 31, 2014 and 2013, respectively, for contracted services, direct labor, materials and supervision associated with the construction of the 345 kV transmission loop project in the panhandle of Texas and interconnections from SPLLC. These costs for this project are included on the Consolidated Balance Sheet under property, plant and equipment - net as leased system.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $3.0 million and $2.0 million for the years ended December 31, 2014 and 2013, respectively. Accrued fees included in due to affiliates on the Partnership’s Consolidated Balance Sheets related to these charges were approximately $303,000 and $738,000 as of December 31, 2014 and 2013, respectively.

(7)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(8)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate. At December 31, 2014, Prime Rate was at 3.25%. In addition to the interest on the outstanding balance, interest accrues at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on May 15, 2017.

As of December 31, 2014, the partnership had no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $45,000 and $121,000 for the years ended December 31, 2014 and 2013, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of December 31, 2014.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

On March 23, 2012, the Partnership entered into a revolving credit facility of $5.0 million, as amended, with PlainsCapital Bank which was set to expire on May 31, 2014. On May 15, 2014, the Partnership cancelled the credit facility with PlainsCapital Bank. The bank returned the letter of credit provided by the affiliate to the Partnership upon cancellation.

(9)	Purchased Power

Prior to May 1, 2014, the day before the move to competition, the Partnership purchased all of its electric power pursuant to long-term wholesale electric power contracts with Southwestern Public Service Company (SPS), Lower Colorado River Authority (LCRA), and Garland Power and Light (Garland).

The contracts for power covered kWh usage, kW demand levels, transmission, scheduling and ancillary services, and energy and fuel costs. The Partnership’s purchased power costs fluctuated primarily with the price of the fuel and usage. All costs associated with the purchased power were passed through to the end use customer.

The Partnership had a contract with the SPS to purchase power prior to December 31, 2013. The contract with SPS was terminated effective December 31, 2013. The Garland contract and the LCRA contract were terminated on May 31, 2014 upon moving to competition.

After the move to competition and a reconciliation of revenue received with costs incurred related to purchase power, the Partnership has an over-recovery balance of $1.8 million. The over-recovery balance is included in regulatory liabilities in the Partnership’s Consolidated Balance Sheet as of December 31, 2014.

(10)	Transmission Cost of Service

All TSPs within ERCOT provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(11)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s cost and contributions to maintain such benefits for the years ended December 31, 2014 and 2013 totaled approximately $1.1 million and $1.7 million respectively. The cost is included in general and administrative expense in the Consolidated Statements of Operations. Retiree contributions to the plan totaled approximately $264,000 and $205,000 for the years ended December 31, 2014 and 2013, respectively. The Partnership expects contributions to fund the benefit plan to be approximately $785,000 in 2015.

The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. Financial Accounting Standards Board (FASB) guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this information is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset as these expenses are probable of future recovery.

The components of the postretirement benefit obligation regulatory asset at December 31, 2014 and 2013 are as follows:

(In thousands)	2014	2013
Defined benefit postretirement plan:
Net loss	$784	$4,194

Total	784	4,194

In the postretirement benefit obligation regulatory liability at December 31, 2014, there is a $443,000 net loss that is expected to be recognized as a component of net periodic postretirement benefit cost in 2015.

The following sets forth the obligations, fair value of plan assets and funded status of the postretirement health care plan at December 31, 2014 and 2013:

(In thousands)	2014	2013
Benefit obligation, beginning of year	$15,815	$18,609
Service costs	143	185
Interest costs	758	732
Benefits paid	(429)	(401)
Actuarial gain	(2,738)	(3,310)

Benefit obligation, end of year	13,549	15,815
Fair value of plan assets	7,596	6,452

Accumulated postretirement benefit obligation	$5,953	$9,363

The following sets forth the assumptions used to determine benefit obligations and net periodic benefit cost:

	2014	2013
Discount rate used for year-end obligation	3.88%	4.93%
Discount rate used for net periodic benefit cost	4.93%	4.03%
Current medical cost trend rate for year-end obligation	7.00%	7.50%
Current medical cost trend rate for net periodic benefit cost	7.50%	8.00%
Rate to which the costs trend rate is assumed to decline	5.00%	5.00%
Rate of return on assets	3.75%	3.75%

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

Net benefits paid during the year ended December 31, 2014 and 2013 were approximated $429,000 and $401,000, respectively. The following table provides estimates of future benefit payments, which reflect expected future service, as applicable:

(In thousands)	Total
Year Ending December 31:
2015	$496
2016	514
2017	524
2018	537
2019	540
2020 - 2024	2,849

$5,460

The following table is the Partnership’s summary of the fair value of plan assets held by the trust as of December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
(In thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and money balances	$1,731	$—	$—	$1,026	$—	$—
Mutual Funds	5,865	—	—	5,426	—	—

	$7,596	$—	$—	$6,452	$—	$—

The plan assets are being held in a trust account that is classified as Level 1 on the fair value hierarchy discussed in Note 1(l). During 2013, the Partnership shifted its asset allocation to include some mutual fund investments. The Partnership has adopted a conservative investment strategy, with the primary objective of capital preservation and modest returns.

The Partnership has a 401(k) profit sharing plan which covers all of its active employees. At its discretion, the Partnership may match the employee’s contribution to the plan. Matching contributions to the plan were $2.5 million and $2.0 million for the years ended December 31, 2014 and 2013, respectively.

(12)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $551,000 and $607,000 for the years ended December 31, 2014 and 2013, respectively. The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of December 31, 2014:

(In thousands)
Year Ending December 31:
2015	$389
2016	322
2017	92
2018	46
2019	1

$850

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

Regulatory proceedings

The Partnership is involved in various legal and regulatory proceedings. While management is unable to predict the outcome of these proceedings, management does not believe that the ultimate resolution will have a materially adverse effect on the Partnership’s results of operation, cash flows or financial position.

(13)	Subsequent Events

On January 16, 2015, the Partnership received approval for the merger of SU FERC to SULP from the PUCT under Docket No. 43589.

On January 23, 2015, the Partnership requested approval of an advanced metering system (AMS) deployment from the PUCT under Docket No. 44361.

On January 26, 2015, the Partnership drew $5.0 million under its revolving credit facility with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate at 3.25%. On February 12, 2015, the Partnership received a subordinated and unsecured loan of $10.0 million from Loyal Trust No. 1, a related party. The note accrues interest at the greater of the three month London Inter-Bank Offered Rate (LIBOR) plus one hundred fifteen basis points as adjusted or at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. The note matures on February 12, 2016.

The Partnership has evaluated subsequent events from the Consolidated Balance Sheets date through March 5, 2015, the date at which the Consolidated Financial Statements were made available to be issued, and determined there are no other items to disclose.